                                   APPENDIX 2



                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C., 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2000

                       PEACE ARCH ENTERTAINMENT GROUP INC.
------------------------------------------------------------------------------
                 (Translation of Registrant's name into English)

          #302, 1132 Hamilton Street, Vancouver, B.C., Canada, V6B 2S2
-------------------------------------------------------------------------------
                     (Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40-F.

Form 20-F      [ X ]         Form 40-F      [___]]

[INDICATE BY CHECK MARK WHETHER THE REGISTRANT BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM IS ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12g3-2(b)UNDER THE SECURITIES EXCHANGE ACT OF 1934.

Yes     [___]         No     [ X ]

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-_______________ )]

                          [PEACE ARCH GRAPHIC OMITTED]


                      AMERICAN STOCK EXCHANGE - SYMBOL PAE
                  TORONTO STOCK EXCHANGE - SYMBOL PAE.A, PAE.B

                              THIRD QUARTER REPORT

                            FOR THE NINE MONTHS ENDED
                          MAY 31, 1999 AND MAY 31, 2000

MESSAGE TO SHAREHOLDERS

JULY 20, 2000

WE ARE PLEASED TO ANNOUNCE OUR OPERATING RESULTS FOR THE THREE MONTHS ENDED MAY 31, 2000. NET INCOME INCREASED 24% TO APPROXIMATELY $493,000, OR $0.12 PER DILUTED SHARE, WHEN COMPARED WITH NET INCOME OF $398,000, OR $0.12 PER DILUTED SHARE, IN THE THIRD QUARTER OF FY1999. REVENUE TOTALED $7.2 MILLION IN THE QUARTER ENDED MAY 31, 2000, VERSUS $8.7 MILLION IN THE YEAR-EARLIER QUARTER. DILUTED EARNINGS PER SHARE WERE CALCULATED ON 4,223,439 WEIGHTED AVERAGE SHARES OUTSTANDING IN THE MOST RECENT QUARTER, COMPARED WITH 3,150,543 WEIGHTED AVERAGE SHARES IN THE PRIOR-YEAR PERIOD. THE 34% INCREASE IN THE NUMBER OF DILUTED SHARES OUTSTANDING WAS THE RESULT OF ADDITIONAL SHARES ISSUED PURSUANT TO A PUBLIC OFFERING IN JULY 1999.

For the nine-month period ended May 31, 2000, the Company earned $0.9 million, or $0.23 per diluted share, on revenue of approximately $18.4 million. This compared with earnings of $1.4 million, or $0.45 per diluted share, and revenue of approximately $39 million, in the year-earlier period. The number of weighted average diluted shares outstanding totaled 4,130,189 during the first nine months of FY2000, compared with 3,304,543 in the corresponding period of the previous fiscal year.

THE COLLECTION OF REFUNDABLE TAX CREDITS ALLOWED US TO REPAY A SUBSTANTIAL PORTION OF OUR OPERATING LINE OF CREDIT EARLY IN THE QUARTER, WHICH RESULTED IN A SIGNIFICANT DECLINE IN INTEREST EXPENSE. AT MAY 31, 2000, BORROWINGS AGAINST THE COMPANY'S $25 MILLION OPERATING CREDIT LINE TOTALED LESS THAN $2 MILLION.

The seasonal pattern of television programming deliveries typically causes revenue in our third quarter to be the lowest of any three-month period during most fiscal years.

Although not reflected in revenue and earnings, our third quarter was one of the most productive periods since Peace Arch was founded. We entered our third season of programming for our highly successful cable-television series, FIRST WAVE, and are now underway with the largest production slate in our Company's history.

At the start of this year, we set a number of goals for ourselves. The main one was to add two new series to our existing production slate. After many months of hard work, which included screening dozens of projects, our goal became a reality in the third quarter as we green lit THE IMMORTAL and BIG SOUND. In addition to nearly tripling our proprietary production slate, these shows represent important new milestones for Peace Arch.

THE IMMORTAL, which features international television star Lorenzo Lamas, combines action, intrigue, spectacular special effects and a liberal dose of humour, to create a truly entertaining show. It is our first Canada - UK co-production, which will greatly enhance the economics of the show as well as facilitate international sales. It is the first time we have teamed up with LA based, Hilltop Entertainment, which has already led to key sales in major international territories, such as France, Germany and Italy. It is also the first time that we have produced a show for the first run syndication market in the US. The show has already cleared over 80% of the country, including key network affiliates in New York, Los Angeles and Chicago, setting the stage for a major launch this fall.

We are equally proud of our second new series BIG SOUND, which commenced pre-production at the end of the quarter and went to camera last week. BIG SOUND, our 22 episode half hour comedy series, is set in the frenetic world of a music talent agency and follows the day to day life of an agent in the throes of a mid-life crisis. The series, which was conceived by Peace Arch, in collaboration with one of North America's leading music managers, Sam Feldman, will feature guest appearances from prominent recording artists and film/television stars. Initial episodes will feature Melissa Etheridge, David Foster, Randy Bachman and Steve Schirripa from the hit series THE SOPRANO'S.

The show will be taking its creative direction from producer/director David Steinberg, who's television credits include MAD ABOUT YOU, SEINFELD and FRIENDS, and writer Frank van Keeken, whose recent credits include MAD ABOUT YOU and the new NBC animated series SAMMY.

These two new proprietary series will have a major impact upon our growing program library. Initial deliveries of THE IMMORTAL and BIG SOUND are scheduled to begin late in the current fiscal quarter, with the full financial impact of programming deliveries for the new series anticipated in the first quarter of Fiscal 2001 and beyond.

Revenue and earnings should increase significantly in the upcoming fiscal year, which begins September 1, 2000. We currently estimate that we will surpass our Fiscal 2000 numbers, some time during the second quarter of Fiscal 2001.

Our goal is to build long term library assets as we build our revenues and earnings. However, seasonal production schedules and long development cycles can lead to periodic fluctuations in results. We have achieved a number of important milestones so far this year - including new shows, new relationships and new customers.

Peace Arch Entertainment Group Inc.

Timothy Gamble, President

                               PEACE ARCH ENTERTAINMENT GROUP INC.

                                   CONSOLIDATED BALANCE SHEETS
                                   AS AT MAY 31, 1999 AND 2000

                                           (unaudited)


 (Expressed in thousands of Canadian dollars)
=================================================================================================================

                                                                                         1999              2000
-----------------------------------------------------------------------------------------------------------------

ASSETS

Cash and cash equivalents                                                         $     1,664        $    2,275
Accounts receivable                                                                     2,398             3,675
Tax credits receivable                                                                 14,110             5,979
Productions in progress                                                                 6,710            11,981
Prepaid expenses and deposits                                                             183               632
Investment in television programming                                                    7,985            12,680
Property and equipment                                                                  9,572             7,295
Deferred costs                                                                            440               443
Future income tax                                                                          38                 -
Goodwill and trademarks                                                                 2,447             3,089
-----------------------------------------------------------------------------------------------------------------


                                                                                  $    45,547        $   48,049
=================================================================================================================


LIABILITIES AND SHAREHOLDERS' EQUITY

Bank indebtedness                                                                 $     8,070        $    1,910
Accounts payable and accrued liabilities                                                6,693             7,437
Deferred revenue                                                                        4,032             5,766
Deferred gain                                                                               -               291
Future income tax                                                                           -             1,559
Debt                                                                                    7,009             4,228
-----------------------------------------------------------------------------------------------------------------
                                                                                       25,804            21,191
-----------------------------------------------------------------------------------------------------------------

Shareholders' equity:
  Share capital                                                                        26,644            32,378
  Authorized:
     100,000,000 Class A Multiple Voting Shares
        Issued - 1,400,999 (May 31, 1999 - 1,512,965)
        100,000,000 Class B Subordinate Voting Shares
            Issued - 2,421,748 (May 31, 1999 - 1,512,978)
     25,000,000 Preference Shares, issuable in series
        Issued - nil
  Other paid-up capital                                                                   136               136
  Deficit                                                                              (7,037)           (5,656)
-----------------------------------------------------------------------------------------------------------------
                                                                                       19,743            26,858
-----------------------------------------------------------------------------------------------------------------

                                                                                  $    45,547       $    48,049
=================================================================================================================

                               PEACE ARCH ENTERTAINMENT GROUP INC.

                        CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
                    FOR THE THREE AND NINE MONTHS ENDED MAY 31, 1999 AND 2000

                                           (unaudited)

(Expressed in thousands of Canadian dollars except per share information)
================================================================================================================
                                                              3 MONTHS ENDED                 9 MONTHS ENDED
                                                            1999           2000            1999           2000
----------------------------------------------------------------------------------------------------------------
REVENUE                                                 $  8,729      $   7,214       $  38,981       $  18,494

EXPENSES:
  Amortization of television programming                   6,322          4,984          31,388          12,384
  Other costs of production and sales                        325            274           1,833           1,231
  Depreciation and amortization                              147            183             352             460
  Selling, general and administrative                        668            911           1,998           2,592
  Interest                                                   403             67             892             316
----------------------------------------------------------------------------------------------------------------
                                                           7,865          6,419          36,463          16,983
----------------------------------------------------------------------------------------------------------------

Earnings (loss) from operations before undernoted            864            795           2,518           1,511
Gain on sale of asset                                          -             58               -             214
----------------------------------------------------------------------------------------------------------------

Earnings before income taxes                                 864            853           2,518           1,725
Income taxes                                                 466            360           1,111             789
----------------------------------------------------------------------------------------------------------------


NET EARNINGS FOR THE PERIOD                             $    398      $     493       $   1,407       $     936

Deficit, beginning of period                              (7,435)        (6,149)         (8,444)         (6,592)
----------------------------------------------------------------------------------------------------------------


DEFICIT, END OF PERIOD                                  $  7,037      $   5,656       $   7,037       $   5,656
================================================================================================================


BASIC NET EARNINGS PER COMMON SHARE                     $   0.13      $    0.13       $    0.46       $    0.24
================================================================================================================


FULLY DILUTED EARNINGS PER COMMON SHARE                 $   0.12           0.12       $    0.45       $    0.23
================================================================================================================

Weighted average number of shares outstanding
   during the period (000's)                               3,026          3,726           3,026           3,801

Fully diluted weighted average number of shares
   outstanding during the period (000's)                   3,151          4,223           3,305           4,130

                               PEACE ARCH ENTERTAINMENT GROUP INC.


                              CONSOLIDATED STATEMENTS OF CASH FLOWS
                    FOR THE THREE AND NINE MONTHS ENDED MAY 31, 1999 AND 2000

                                           (unaudited)

(Expressed in thousands of Canadian dollars)
===============================================================================================================
                                                             3 MONTHS ENDED                  9 MONTHS ENDED
                                                           1999           2000             1999           2000
---------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
   Net earnings                                       $     398     $      493       $    1,407     $      936
   Items not involving cash:
      Depreciation and amortization                       5,739          5,163           31,350         12,794
      Future income taxes                                   139            252              428            766
      Recognition of deferred gain                            -            (58)               -           (223)
      Other                                                  87              8               87             25
   Changes in non-cash working capital                    1,769          3,337           (4,268)         3,922
---------------------------------------------------------------------------------------------------------------
                                                          8,132          9,195           29,004         18,220
---------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES:
   Investments in marketable securities                    (105)             -             (105)             -
   Investment in television programming                  (4,043)        (6,006)         (33,350)       (14,787)
   Increase in deferred costs                              (296)           (13)            (393)          (308)
   Increase in goodwill and trademarks                        -             (3)               -            (32)
   Property and equipment acquired                         (105)          (369)            (246)          (406)
---------------------------------------------------------------------------------------------------------------
                                                         (4,549)        (6,391)         (34,094)       (15,533)
---------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES:
   Issue of common shares, net                                -              6                -            191
   Repayments to directors and shareholders                   -              -             (386)             -
   Increase in bank indebtedness                         (1,286)        (6,210)           5,421         (5,021)
   Increase in debt                                           -            171            1,200            171
   Repayment of debt                                     (1,182)           (81)          (1,462)          (208)
---------------------------------------------------------------------------------------------------------------
                                                         (2,468)        (6,114)           4,773         (4,867)
---------------------------------------------------------------------------------------------------------------

Increase (decrease) in cash and cash equivalents          1,115         (3,310)            (317)        (2,180)
Cash and cash equivalents, beginning of period              549          5,585            1,981          4,455
---------------------------------------------------------------------------------------------------------------

CASH AND CASH EQUIVALENTS, END OF PERIOD              $   1,664     $    2,275       $    1,664     $    2,275
===============================================================================================================


Supplementary information:
   Interest paid (net of amounts capitalized)         $     403     $      134       $      892     $      281
   Income taxes paid                                          -            526                7            526

                                         PEACE ARCH LOGO

27th July 2000


TO WHOM IT MAY CONCERN:


Dear Sir or Madam:

Re:     Quarterly Report, Peace Arch Entertainment Group Inc.
        31st May 2000
-------------------------------------------------------------------------------

I hereby confirm that the Unaudited Consolidated Financial Statements for the Nine Months Ended May 31, 2000 were sent by first class mail to the shareholders of the supplemental mailing list of Peace Arch Entertainment Group Inc. on 27th July 2000.

I trust you will find the above in order.

Yours truly,

PEACE ARCH ENTERTAINMENT GROUP INC.


REBECCA PATERSON

Rebecca Paterson
Assistant to Juliet Jones, Chief Financial Officer

/enclosures

                                   SIGNATURES

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE
REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON        ITS BEHALF BY THE
UNDERSIGNED, THEREUNTO DULY AUTHORIZED.

                                             PEACE ARCH ENTERTAINMENT GROUP INC.
                                            ------------------------------------
                                                        (REGISTRANT)

  DATE                JULY 27, 2000     BY            /S/ JULIET JONES
------------------------------------        ------------------------------------
                                                          (SIGNATURE)*

                                               JULIET JONES, CFO
------------------------------------
      *PRINT THE NAME AND TITLE UNDER THE SIGNATURE OF THE SIGNING OFFICER.

GENERAL INSTRUCTIONS

A      RULE AS TO USE OF FORM 6-K,

THIS FORM SHALL BE USED BY FOREIGN PRIVATE ISSUERS WHICH ARE REQUIRED TO FURNISH REPORTS PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934.

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                                       9